January 24, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation
Registration Statement on Form S-3
File No. 333-269079

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Journey Medical Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on January 26, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Rakesh Gopalan of McGuireWoods LLP at (704) 343-2275, or in his absence, David Wolpa of McGuireWoods at (704) 343-2185.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Claude Maraoui
Name: Claude Maraoui
Title: President and Chief Executive Officer

cc:       Rakesh Gopalan, McGuireWoods LLP